

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

Via E-mail
Robert Miller
Chief Legal Officer and Secretary
King Digital Entertainment plc
Tenth Floor
Central Saint Giles
1 St. Giles High Street
London WC2H 8AG
United Kingdom

> **Re: King Digital Entertainment plc**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 12, 2014**
> **File No. 333-193984**

Dear Mr. Miller:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Taxation, page 144

1. We note that the form of opinion in exhibit 8.01 and opinion in exhibit 8.02 are rendered in short-form. Please name the counsel providing the opinions in the relevant parts of your taxation disclosure and state that the tax consequences are the opinion of such counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

Taxation in Ireland, page 144

2. Please revise your disclosure to remove the word "main" in the first sentence as it raises a concern that the opinion may be omitting a material tax consequence. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

Robert Miller
King Digital Entertainment plc
March 20, 2014
Page 2

<u>Exhibits</u>

<u>Exhibit 5.01</u>

3.   Please note that we will separately contact you regarding the form of opinion included in exhibit 5.01.

      You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3730 with any other questions.

      Sincerely,

      /s/ Barbara C. Jacobs

      Barbara C. Jacobs
      Assistant Director

cc: <u>Via E-mail</u>
      Jeffrey R. Vetter, Esq.
      Fenwick & West LLP